OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 11th Floor
New York, New York 10281-1008

July 25, 2012

Via Electronic Transmission
Ms. Deborah Skeens
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Registration Statement on Form N-14 for Oppenheimer Global Strategic Income Fund/VA, a series of Oppenheimer Variable Account Funds (SEC File No. 333-182430)

Dear Ms. Skeens:

We have reviewed your comments, received on July 20, 2012, to the Registration Statement on Form N-14, filed with the Securities and Exchange Commission (the “Commission”) on June 29, 2012 (the “Registration Statement”), for Oppenheimer Global Strategic Income Fund/VA, a series of Oppenheimer Variable Account Funds (“GSIF” or the “Registrant”), regarding the reorganization of Oppenheimer High Income Fund/VA, also a series of Oppenheimer Variable Account Funds (“High Income Fund”), into the Registrant. For your convenience, we have included each of your comments in italics, followed by our response. The captions used below correspond to the captions the Registrant uses in the Registration Statement and defined terms have the meanings defined therein.

1.      Please confirm supplementally that all requests for the Statement of Additional Information ("SAI") included in the Registration Statement will be accompanied by copies of both the Registrant's and High Income’s SAI, which are incorporated by reference therein.

The Registrant and High Income Fund share a combined SAI.  Any request for a copy of the Reorganization SAI will also be accompanied by a copy of the combined SAI that applies to the High Income Fund and the Registrant.

2.      Please correct certain typographical errors as identified by the Commission.

The disclosure has been corrected as requested.

3.      Page 1: Please remove the reference to contingent deferred sales charges (“CDSCs”) and instead indicate whether a Redemption Fee will apply in connection with the Reorganization.

The disclosure has been revised to delete references to inapplicable sales charges and corrected to indicate that no redemption fee will apply in connection with the Reorganization for share classes that currently have such a fee.

4.      Page 2: Please confirm that the Closing Date is October 29, 2012.

The Closing Date is October 29, 2012.  The disclosure has been corrected to reflect the proper Closing Date.

5.      Page 3: Clarify whether the Acquiring Fund offers shareholders of the Target Fund a fund with “lower risk” or if, as stated elsewhere in the document, the risk is “similar.”

The disclosure has been revised to clarify that the risk is “similar.”

6.      Explain supplementally how the Acquiring Fund complies with Section 35(d) and Rule 35d-1, given that the Acquiring Fund uses the word “global” in its name.

While the Commission has stated that it has previously provided comments to mutual fund registrants saying that one way to satisfy a mandate that a fund name including “global” not be misleading under Section 35(d) and Rule 35d-1 is to invest at least 40 percent of its assets outside the United States, the Commission has acknowledged in recent discussions with the Investment Company Institute (“ICI”) that this approach is not compulsory.  A copy of a recent ICI memorandum summarizing these discussions is attached to this response letter.  As indicated in the memorandum, funds are requested to expressly describe how it will invest assets in investments tied economically to a number of countries around the world, and statements that a fund will invest “primarily” or a “majority” of its assets in non-U.S. securities are acceptable. Consistent with such discussions, the Acquiring Fund expressly describes how it invests its assets tied to a number of countries around the world by saying, in its Principal Investment Strategies (emphasis added):

“The Fund invests mainly in issuers in three market sectors: (1) foreign governments and companies, (2) U.S. government securities, and (3) lower-grade, high-yield securities (commonly referred to as "junk bonds") of U.S. and foreign companies. However, the Fund is not required to invest in all three sectors at all times, and the amount of its assets in each of the three sectors will vary over time. The Fund can invest up to 100% of its assets in any one sector at any time, if the Fund's portfolio managers believe that it offers the best investment opportunity. Under normal market conditions, the Fund will invest a substantial portion of its assets in a number of different countries, including the U.S. The Fund is not required to allocate its investments in any set percentages in any particular countries.”

Although the Acquiring Fund may be 100% invested in any one of its three sectors, and is not required to invest in all three sectors at all times, the Acquiring Fund clearly states that under normal conditions it will invest a substantial portion of its assets in a number of different countries, including the U.S.  The Acquiring Fund also “mainly” invests in issuers in the three market sectors, which includes foreign governments and companies, and junk bonds of foreign companies.  As a result, this disclosure clearly indicates that the Acquiring Fund mainly and normally invests appropriately outside of the United States.

7.      Page 6: Please clarify the Comparison disclosure to indicate that the Acquiring Fund may not hold any junk bonds.

The disclosure has been revised as requested.

8.      Clarify supplementally the terms of the fee waiver arrangements and if they are pursuant to a written contract.  Clarify supplementally if the waiver applies only to the first year of the expense example.

Form N-1A states, pursuant to Instruction 3(e) to Item 3, “If there are expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement, a Fund may add two captions to the table: one caption showing the amount of the expense reimbursement or fee waiver, and a second caption showing the Fund’s net expenses after subtracting the fee reimbursement or expense waiver from the total fund operating expenses… If the Fund provides this disclosure, also disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances.”

As indicated by the excerpt above, Form N-1A by its terms does not require any such waiver arrangement to be pursuant to a written contract, only that the terms of the waiver arrangement reduce Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement.  Pursuant to this instruction, and pursuant to the Commission’s Adopting Release adopting these amendments to Form N-1A, the Registration Statement states that “This expense limitation may not be amended or withdrawn until one year from the date of the Fund’s prospectus.”  This disclosure governs the terms of the waiver arrangement, indicating that despite the voluntary nature of the waiver, the Manager may not cease the arrangement within the one year date.  We also note that this disclosure is consistent with prior discussions with the Commission regarding waiver footnotes for the Manager’s other mutual funds.

We confirm that the terms of the waiver arrangement are reflected only in the first year of the expense example.

9.      Page 12: Please explain supplementally why the risk of Time Zone Arbitrage only applies to the Target Fund.

Time Zone Arbitrage is included in the current Summary Prospectus of the Target Fund and as a result is listed in the Registration Statement as a risk.  Time Zone Arbitrage is not described in the Summary Prospectus of the Acquiring Fund.  The difference arises because Time Zone Arbitrage could have been removed from the Target Fund’s Summary Prospectus, as it properly was for the Acquiring Fund, as part of each Fund’s annual registration statement update.  Time Zone Arbitrage has been deemed to be a non-principal risk suitable to be described outside of the Summary Prospectus, as it is for the Acquiring Fund, but because it currently is in the Target Fund’s Summary Prospectus it is indicated as still applicable to the Target Fund in the Registration Statement.

10.                      Pages 14-16: Please revise the introduction to each Performance Table to remove references to after-tax returns.

The disclosure has been revised as requested.

11.                      Page 19: Please lowercase the term “Management Fee”.

The disclosure has been revised as requested.

12.                      Pages 19: Please define appropriate terms in the “Pending Litigation” section, and clarify if the Defendant Funds include the Target Fund or any other Fund.

The disclosure has been revised as requested.

13.                      Page 23: Please revise the disclosure to reflect that the SAI applies to both the Target Fund and Acquiring Fund.

The disclosure has been revised as requested.

14.                      Page 27-28: Please clarify the disclosure on the Board’s consideration of the costs and savings resulting from the Reorganization, and the interaction between each.

The disclosure has been revised as requested.  The disclosure has been corrected to indicate that the Target Fund’s savings of $85,000 no longer exceed its costs of $35,000 relating to the Reorganization.  The disclosure has been revised to indicate that the Board considered that the Target Fund would bear its costs of the Reorganization but that the Manager would bear the costs of the Acquiring Fund.

15.                      Page 34: Please revise the last sentence of the footnote to the Capitalization Table to specify the exact costs of the Target Fund.

The disclosure has been revised as requested. The last sentence of the Capitalization Table has been revised from “These figures have been reduced to reflect the costs of the Reorganization” so that it now reads “These figures have been reduced to reflect the $85,000 cost of the Reorganization applicable to the Target Fund.”

*     *     *     *     *

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Edward Gizzi
OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008
212-323-4091
nvann@oppenheimerfunds.com

Sincerely,

/s/ Edward Gizzi
Edward Gizzi Vice President & Assistant Counsel
Tel.: 212.323.4091

cc:	Kevin Rupert Esq., Securities and Exchange Commission
Taylor Edwards, Esq.
K & L Gates LLP
KPMG LLP
Gloria LaFond